UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                     RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*

                          Online System Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

--------------------------------------------------------------------------------
                         Common Stock, without par value
                         (Title of Class of Securities)

                                   682731-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                January 11, 1999
--------------------------------------------------------------------------------
                   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 682731-10-4
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        West End Capital LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
                                  485,183
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially                   0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting                  485,183
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        485,183

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.4%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        OO

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 682731-10-4
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Arrow Investors LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
                                   50,000
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially                   0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting                   50,000
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        50,000

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        1.0%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        OO

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 682731-10-4
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Archer Investors LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
                                  385,183
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially                   0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting                  385,183
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        385,183
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.6%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        OO

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 682731-10-4
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        WEC Asset Management LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
                                  242,131
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially                   0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting                  242,131
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        242,131
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        4.9%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        OO

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No. 682731-10-4
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Arrow Investors II LLC

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER
                                  242,131
       Number of         -------------------------------------------------------
        Shares           6    SHARED VOTING POWER
      Beneficially                   0
       Owned By          -------------------------------------------------------
         Each            7    SOLE DISPOSITIVE POWER
       Reporting                  242,131
        Person           -------------------------------------------------------
         With            8    SHARED DISPOSITIVE POWER
                                     0

--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        242,131
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        4.9%

--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
        OO

--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT!

Schedule 13G


Item 1.

(a)     Name of Issuer:

                  Online System Services, Inc.

(b)     Address of Issuer's Principal Executive Offices:

                  Online System Services, Inc.
                  1800 Glenarm Place, 8th Floor
                  Denver, Colorado  80202

Item 2.

(a)     Names of Persons Filing:

                  West End Capital LLC ("West End")
                  Arrow Investors LLC ("Arrow")
                  Archer Investors LLC ("Archer")
                  WEC Asset Management LLC ("Asset Management")
                  Arrow Investors II LLC ("Arrow II")

(b) Address of Principal Business Office or, if none, Residence:

                  West End Capital LLC               Arrow Investors LLC
                  One World Trade Center             c/o West End Capital LLC
                  New York, New York  10048          One World Trade Center
                                                     New York, New York  10048

                  Archer Investors LLC               WEC Asset Management LLC
                  c/o West End Capital LLC           One World Trade Center
                  One World Trade Center             New York, New York  10048
                  New York, New York  10048

                  Arrow Investors II LLC
                  c/o WEC Asset Management LLC
                  One World Trade Center
                  New York, New York  10048



(c)     Citizenship:

                  West End, Asset Management, Arrow, Archer and Arrow II are each organized under the laws of Delaware

(d)     Title of Class of Securities:

                  Common Stock, without par value.

(e)     CUSIP Number:

                  682731-10-4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [ ].

Item 4. Ownership.

     A.   Arrow Investors LLC

     (a) Amount beneficially owned: As of January 11, 1999, 50,000 shares of Common Stock issuable upon exercise of warrants held by Arrow.

     (b)  Percent of class: 1.0%

     (c)  (i) Sole power to vote or direct the vote: 50,000

         (ii) Shared power to vote or direct the vote: -0-

        (iii) Sole power to dispose or direct the disposition: 50,000

         (iv) Shared power to dispose or direct the disposition: -0-

     B.   Archer Investors LLC

     (a) Amount beneficially owned: As of January 11, 1999, 385,183 shares of Common Stock, consisting of 245,183 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock held by Archer and 140,000 shares of Common Stock issuable upon exercise of warrants held by Archer. Pursuant to the terms of the Company's Series A Preferred Stock, at no time shall any holder (including its affiliates) convert any shares of Series A Preferred Stock as shall result in such holder's (together with its affiliate's) ownership, after such conversion, exceeding 9.9% of the Company's outstanding common stock.

     (b)  Percent of class: 7.6%

     (c)  (i) Sole power to vote or direct the vote: 385,183

         (ii) Shared power to vote or direct the vote: -0-

        (iii) Sole power to dispose or direct the disposition: 385,183

         (iv) Shared power to dispose or direct the disposition: -0-

     C.   West End Capital LLC

     (a) Amount beneficially owned: As of January 11, 1999, 485,183 shares of Common Stock, consisting of 50,000 shares of Common Stock issuable upon exercise of warrants held by West End, 50,000 shares of Common Stock issuable upon exercise of warrants held by Arrow, 245,183 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock held by Archer and 140,000 shares of Common Stock issuable upon exercise of warrants held by Archer. West End, as the manager of each of Arrow Investors LLC and Archer Investors LLC, may be deemed to beneficially own the shares which each of Arrow and Archer may obtain upon conversion of the Series A Preferred Stock (in the case of Archer) and exercise of the warrants. Notwithstanding the foregoing, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, West End disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the warrants held by Arrow and Archer. Pursuant to the terms of the Company's Series A Preferred Stock, at no time shall any holder (including its affiliates) convert any shares of Series A

          Preferred Stock as shall result in such holder's (together with its affiliate's) ownership, after such conversion, exceeding 9.9% of the Company's outstanding common stock.

     (b)  Percent of class: 9.4%

     (c)  (i) Sole power to vote or direct the vote: 485,183

         (ii) Shared power to vote or direct the vote: -0-

        (iii) Sole power to dispose or direct the disposition: 485,183

         (iv) Shared power to dispose or direct the disposition: -0-

     D.   Arrow Investors II LLC

          (a) Amount beneficially owned: As of January 11, 1999, 242,131 shares of Common Stock, consisting of 145,278 shares of Common Stock issuable upon conversion of the Company's Series C Preferred Stock held by Arrow II and 96,853 shares of Common Stock issuable upon exercise of warrants held by Arrow II. Pursuant to the terms of the Company's Series C Preferred Stock, at no time shall any holder (including its affiliates) convert any shares of Series C Preferred Stock as shall result in such holder's (together with its affiliate's) ownership, after such conversion, exceeding 9.9% of the Company's outstanding common stock.

          (b)  Percent of class: 4.9%

          (c)  (i) Sole power to vote or direct the vote: 242,131

              (ii) Shared power to vote or direct the vote: -0-

             (iii) Sole power to dispose or direct the disposition: 242,131

              (iv) Shared power to dispose or direct the disposition: -0-

     E.   WEC Asset Management LLC

          (a) Amount beneficially owned: As of January 11, 1999, 242,131 shares of Common Stock, consisting of 145,278 shares of Common Stock issuable upon conversion of the Company's Series C Preferred Stock held by Arrow II and 96,853 shares of Common Stock issuable upon exercise of warrants held by Arrow II. Asset Management, as the manager of Arrow II, may be deemed to beneficially own the shares which each Arrow II may obtain upon conversion of the Series C Preferred Stock and exercise of the warrants. Notwithstanding the foregoing, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Asset Management disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants held by Arrow II. Pursuant to the terms of the Company's Series C Preferred Stock, at no time shall any holder (including its affiliates) convert any shares of Series C Preferred Stock as shall result in such holder's (together with its affiliate's) ownership, after such conversion, exceeding 9.9% of the Company's outstanding common stock.

          (b)  Percent of class: 4.9%

          (c)  (i) Sole power to vote or direct the vote: 242,131

              (ii) Shared power to vote or direct the vote: -0-

             (iii) Sole power to dispose or direct the disposition: 242,131

              (iv) Shared power to dispose or direct the disposition: -0-


Item 5. Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          West End Capital LLC, as the manager of each of Arrow and Archer, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it and each of Arrow and Archer. WEC Asset Management LLC, as the manager of Arrow II, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by Arrow II.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8. Identification and Classification of Members of the Group.

          Not Applicable.

Item 9. Notice of Dissolution of the Group.

          Not Applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date: January 21, 1999

                                       WEST END CAPITAL LLC


                                       By:  /s/ Daniel J. Saks
                                       --------------------------------------
                                       Name:  Daniel J. Saks
                                       Title: Managing Director


                                       ARROW INVESTORS LLC
                                       By:  West End Capital LLC, Manager


                                       By:  /s/ Daniel J. Saks
                                       --------------------------------------
                                       Name:  Daniel J. Saks
                                       Title: Managing Director


                                       ARCHER INVESTORS LLC
                                       By:  West End Capital LLC, Manager


                                       By:  /s/ Daniel J. Saks
                                       --------------------------------------
                                       Name:  Daniel J. Saks
                                       Title: Managing Director


                                       WEC ASSET MANAGEMENT LLC


                                       By:  /s/ Ethan E. Benovitz
                                       --------------------------------------
                                       Name:  Ethan E. Benovitz
                                       Title: Managing Director


                                       ARROW INVESTORS II LLC
                                       By:  WEC Asset Management LLC, Manager


                                       By:  /s/ Ethan E. Benovitz
                                       --------------------------------------
                                       Name:  Ethan E. Benovitz
                                       Title: Managing Director

                             JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees that the schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


                                       Date: January 21, 1999

                                       WEST END CAPITAL LLC


                                       By:  /s/ Daniel J. Saks
                                       --------------------------------------
                                       Name:  Daniel J. Saks
                                       Title: Managing Director


                                       ARROW INVESTORS LLC
                                       By:  West End Capital LLC, Manager


                                       By:  /s/ Daniel J. Saks
                                       --------------------------------------
                                       Name:  /Daniel J. Saks/
                                       Title: Managing Director


                                       ARCHER INVESTORS LLC
                                       By:  West End Capital LLC, Manager


                                       By:  /s/ Daniel J. Saks
                                       --------------------------------------
                                       Name:  Daniel J. Saks
                                       Title: Managing Director


                                       WEC ASSET MANAGEMENT LLC


                                       By:  /s/ Ethan E. Benovitz
                                       --------------------------------------
                                       Name:  Ethan E. Benovitz
                                       Title: Managing Director


                                       ARROW INVESTORS II LLC
                                       By:  WEC Asset Management LLC, Manager


                                       By:  /s/ Ethan E. Benovitz
                                       --------------------------------------
                                       Name:  Ethan E. Benovitz
                                       Title: Managing Director